766504

3-19-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02030036

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED APR 01 2002

For the month of March, 2002 - dated March 19, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter)

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

PROCESSED APR 15 2002 THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX

S A M E X   M I N I N G   C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 5-02

March 19, 2002

STOCK OPTIONS GRANTED

Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

Jeffrey Dahl,
President

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

March 19, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

filed on SEDAR

Dear Sirs:

RE: Material Change Report Under Section 67(1)

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1. Form 27 - Material Change Report; and

2. Copy of the Company's News Release dated March 19, 2002.

Yours truly,

Brenda McLean

Brenda L. McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange - filed on SEDAR
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form of material change report required under Section 67(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Reporting Issuer

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Telephone: (604) 870-9920 Toll Free: 800 828-1488
Fax: (604) 870-9930

Date of Material Change

March 19, 2002

Press Release

The Company issued the attached News Release on March 19, 2002.

Summary of Material Change

SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

Full Description of Material Change

See attached copy of the March 19, 2002 News Release.

Reliance on Section 67(2) of the Act

Not applicable.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 19th day of March, 2002.

Larry D. McLean
Director

SAMEX

S A M E X   M I N I N G   C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 5-02

March 19, 2002

STOCK OPTIONS GRANTED

Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

Jeffrey Dahl,
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: March 19, 2002

By: [signature]

Larry D. McLean
Vice President, Operations